SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated April 14, 2011.

Document 1

For Immediate Release
April 14, 2011
RM: 7 – 11

Crystallex Updates Stakeholders

TORONTO, ONTARIO, April 14, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) (“Crystallex” or the “Company”) announced today that Mr. Robert Crombie, President of Crystallex, will also assume the duties of VP Finance as part of its corporate restructuring initiative. Mr. Brian Moore, Crystallex Controller, will be responsible for corporate accounting functions.

Crystallex Chairman and CEO, Robert Fung, commented, "The Company is taking steps to align its management team with current activities. I would like to thank Mr. Hemdat Sawh for his contributions to Crystallex. Mr. Sawh will be leaving Crystallex effective April 30, 2011, and we wish him well in his new endeavors."

Current Activities

On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”). The Arbitration Request was registered by ICSID on March 9, 2011. The Arbitration Request seeks the restitution by Venezuela of its investments including the Mine Operating Contract (“MOC”), and the issuance of the Permit, and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The current focus of the Company is the prosecution and timely advancement of its arbitration. At the same time the Company is exploring, and if warranted, will pursue new opportunities which it believes could create additional value for all the stakeholders.

The financial structure of the Company includes $100 million principal value of notes which are due December, 2011, and which notes are current and not in default. The Company is in active discussions to refinance, restructure or modify the terms of the notes.

In addition, certain equipment which had been held in storage awaiting the Permit to Impact Natural Resources has been listed in the market place for sale. Active negotiations are underway in this regard. Proceeds from the sale of this equipment will be used to improve the Company’s working capital position.

About Crystallex

Crystallex International Corporation is a Canadian based company, whose principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 14, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President